# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gyre Therapeutics, Inc., CIK 0001124105
CUSIP: 403783103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12770 High Bluff Drive, Suite 150, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 05/04/2026
Amends the filing with accession number 0001140361-24-003688
Filed by CIK 0001958461
Persons authorized to receive notices and communications: Ying Luo, Ph.D., Nihonbashi-Honcho YS Bldg. 3rd Floor, 2-2-2 Nihonbashi-Honcho, Chuo-ku, Tokyo, Japan (M0), 103-0023, 81-3-6214-3600

## Reporting persons
- GNI USA, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 86,323,015; sole dispositive power 0; shared dispositive power 86,323,015; aggregate amount beneficially owned 86,323,015 (69.1% of the class)
  Comment: Consists of (i) 72,773,219 shares of common stock, par value $0.001 per share ("Company Common Stock"), of Gyre Therapeutics, Inc., a Delaware corporation (the "Company" or "Gyre"), held by GNI USA, Inc., a Delaware corporation ("GNI USA"), (ii) 540,666 shares of Company Common Stock issuable upon conversion of 811 shares of Series X Convertible Preferred Stock, par value $0.001 per share ("Series X Preferred Stock"), underlying warrants held by GNI USA, (iii) 10,718,530 shares of Company Common Stock issuable upon the conversion of 2,143,706 shares of Series B Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"), held by GNI USA and (iv) 2,290,600 shares of Company Common Stock issuable upon the conversion of 458,120 shares of Series B Preferred Stock held by GNI Group Ltd., a company incorporated under the laws of Japan with limited liability ("GNI Japan" and, together with GNI USA, the "Reporting Persons").
  
  All percentage calculations herein are based on 124,994,324 shares of Company Common Stock, consisting of (i) 96,994,001 shares of Company Common Stock outstanding as of April 16, 2026, as disclosed in the Issuer's Definitive Proxy Statement on DEF 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2026 (the "Proxy Statement"), (ii) 14,450,527 shares of Company Common Stock issued in the Merger (as defined below), (iii) 540,666 shares of Company Common Stock issuable upon conversion of 811 shares of Series X Preferred Stock underlying warrants held by GNI USA, (iv) 10,718,530 shares of Company Common Stock issuable upon the conversion of 2,143,706 shares of Series B Preferred Stock held by GNI USA and (v) 2,290,600 shares of Company Common Stock issuable upon the conversion of 458,120 shares of Series B Preferred Stock held by GNI Japan.
- GNI Group Ltd. (CIK 0001958461): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 86,323,015; sole dispositive power 0; shared dispositive power 86,323,015; aggregate amount beneficially owned 86,323,015 (69.1% of the class)
  Comment: Consists of (i) 72,773,219 shares of Company Common Stock held by GNI USA, (ii) 540,666 shares of Company Common Stock issuable upon conversion of 811 shares of Series X Preferred Stock underlying warrants held by GNI USA, (iii) 10,718,530 shares of Company Common Stock issuable upon the conversion of 2,143,706 shares of Series B Preferred Stock held by GNI USA and (iv) 2,290,600 shares of Company Common Stock issuable upon the conversion of 458,120 shares of Series B Preferred Stock held by GNI Japan.
  
  All percentage calculations herein are based on 124,994,324 shares of Company Common Stock, consisting of (i) 96,994,001 shares of Company Common Stock outstanding as of April 16, 2026, as disclosed in the Proxy Statement, (ii) 14,450,527 shares of Company Common Stock issued in the Merger, (iii) 540,666 shares of Company Common Stock issuable upon conversion of 811 shares of Series X Preferred Stock underlying warrants held by GNI USA, (iv) 10,718,530 shares of Company Common Stock issuable upon the conversion of 2,143,706 shares of Series B Preferred Stock held by GNI USA and (v) 2,290,600 shares of Company Common Stock issuable upon the conversion of 458,120 shares of Series B Preferred Stock held by GNI Japan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Gyre Therapeutics, Inc.
Address of issuer's principal executive offices: 12770 High Bluff Drive, Suite 150, San Diego, California (CA), 92130
Comment: This Amendment No. 5 to the statement on Schedule 13D (this "Amendment") relates to shares of Company Common Stock and amends the statement on Schedule 13D filed on January 5, 2023, as amended by Amendment No. 1 filed on October 31, 2023, Amendment No. 2 filed on November 1, 2023, Amendment No. 3 filed on November 27, 2023 and Amendment No. 4 filed on January 24, 2024 (the "Original Filing"), by the Reporting Persons. Except as otherwise provided herein, each Item of the Original Filing remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 4, 2026, upon consummation of the Merger, (i) GNI USA received 2,143,706 shares of Series B Preferred Stock in exchange for its shares of Cullgen Capital Stock (as defined below) and (ii) GNI Japan received 458,120 shares of Series B Preferred Stock in exchange for its shares of Cullgen Capital Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On May 4, 2026 (the "Merger Closing Date"), Gyre consummated the previously announced acquisition of Cullgen Inc., a Delaware corporation ("Cullgen"), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated March 2, 2026 (the "Merger Agreement"), by and among the Company, Helix Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), and Cullgen. Pursuant to the Merger Agreement, Merger Sub merged with and into Cullgen, with Cullgen continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the "Merger").

Under the terms of the Merger Agreement, the Company acquired Cullgen in an all-stock transaction that valued Cullgen at approximately $300 million. At the effective time of the Merger (the "Effective Time"), each then outstanding share of Cullgen capital stock (the "Cullgen Capital Stock"), excluding shares of Cullgen Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, was converted into (1) with respect to shares of Cullgen Capital Stock held by certain designated holders, (i) for each share of Cullgen common stock ("Cullgen Common Stock") held by such holders, a number of shares of the Series B Preferred Stock, equal to (x) 0.4753 (the "Exchange Ratio") divided by five, and (ii) for each share of Cullgen preferred stock ("Cullgen Preferred Stock") held by such designated holders, a number of shares of Series B Preferred Stock equal to (x) the number of shares of Cullgen Common Stock issuable upon conversion of each share of Cullgen Preferred Stock, multiplied by the Exchange Ratio, and divided by five, and (2) with respect to shares of Cullgen Capital Stock held by each other holder, (i) for each share of Cullgen Common Stock held by such holders, a number of shares of Company Common Stock, equal to the Exchange Ratio, and (ii) for each share of Cullgen Preferred Stock held by such holders, a number of shares of Company Common Stock equal to the number of shares of Cullgen Common Stock issuable upon conversion of each share of Cullgen Preferred Stock, multiplied by the Exchange Ratio. Each share of Series B Preferred Stock received in the Merger is convertible into five shares of Company Common Stock, subject to certain conditions described below with respect to the Conversion Proposal (as defined below). Notwithstanding anything herein to the contrary, in no event will the Company issue greater than 19.99% of its issued and outstanding Company Common Stock or its voting power prior to the approval of the Conversion Proposal (as defined below).

Pursuant to the Merger Agreement, the Company agreed to convene a meeting of its stockholders to submit to its stockholders for their consideration the approval of the conversion of the Series B Preferred Stock into shares of Company Common Stock in accordance with certain of the rules of the Nasdaq Stock Market LLC (the "Conversion Proposal"). In connection with these matters, the Company filed with the SEC the Proxy Statement and will hold the meeting of its stockholders on June 10, 2026.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D/A and is incorporated herein by reference.

Certificate of Designation

On May 4, 2026, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Stock (the "Certificate of Designation") in connection with the Merger. The Certificate of Designation provides for the issuance of shares of Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of Company Common Stock. The Series B Preferred Stock has the voting rights set forth in the Certificate of Designation, including that such shares have one vote on all matters submitted to the stockholders of the Company for approval, subject to certain limitations. In addition, until the Conversion Proposal is approved, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock, (d) issue further shares of Series B Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock, (e) consummate a Fundamental Transaction (as defined in the Certificate of Designation) or any merger or consolidation of the Company or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (f) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series B Preferred Stock will be convertible, at the option of the holder, into five shares of Company Common Stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of Company Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Company Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 99.2 to this Schedule 13D/A and is incorporated herein by reference.

Lock-up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of the Company and Cullgen have entered into lock-up agreements (the "Lock-Up Agreements") pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of Company Common Stock (or shares convertible for Company Common Stock) for (a) with respect to one-third of the shares of Company Common Stock held by them, the 180-day period following the Merger Closing Date, (b) with respect to one-third of the shares of Company Common Stock held by them, the twelve-month period following the Merger Closing Date, and (c) with respect to one-third of the shares of Company Common Stock held by them, the eighteen month period following the Merger Closing Date.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Merger, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Cullgen and certain holders of shares of Cullgen Capital Stock signatory thereto (the "Cullgen Holders"). Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 45 calendar days following the Merger Closing Date with respect to the shares of Company Common Stock (and shares of Company Common Stock issuable upon conversion of the Series B Preferred Stock). The Company shall use reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 business days of the Merger Closing Date (or, in the event of a "full review" by the SEC, within 120 calendar days of the Merger Closing Date).

The Company has also agreed to, among other things, indemnify the Cullgen Holders and their affiliates, the officers, directors, members, partners, agents, brokers, investment advisors, and employees of each of them under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company's obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 to this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger and Reorganization, dated March 2, 2026, by and among Gyre Therapeutics, Inc., Helix Merger Sub Corp., and Cullgen Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2026).

Exhibit 99.2 Certificate of Designation of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2026).

Exhibit 99.3 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2026).

Exhibit 99.4 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2026).

## Signatures
- GNI USA, Inc.: /s/ Thomas Eastling, Thomas Eastling, Attorney-in-fact (05/06/2026)
- GNI Group Ltd.: /s/ Thomas Eastling, Thomas Eastling, Attorney-in-fact (05/06/2026)